Michael D. Helsel

212-801-6962

212-805-9284

helselm@gtlaw.com

January 3, 2007

VIA EDGAR TRANSMISSION

AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Martin F. James
Mr. David Burton

Re:	QuantRx Biomedical Corporation
Form 10-KSB for year ended December 31, 2005

Dear Messrs. James and Burton:

We are acting as legal counsel to QuantRx Biomedical Corporation, a Nevada corporation (“QuantRx” or the “Company”). We have been authorized by QuantRx to provide you with the Company’s responses to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated December 14, 2006 (the “Comment Letter”), with respect to QuantRx’ Annual Report on Form 10-KSB for the year ended December 31, 2005 (“Form 10-KSB”). For the Staff’s convenience, the Staff’s comments have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff’s comments contained in the Comment Letter) and QuantRx’ responses have been set forth below in italics. Three courtesy copies of this letter are enclosed herewith.

Form 10-KSB

Note 7: Capital Stock - Common Stock, page F-18

1.	We note your response to prior comment 1. As we note that the shares of common stock were issued in 2005 as a settlement of debt and not for goods and services, please address the following:

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 3, 2007

•	Describe the company’s relationship with each creditor, including any ownership interest they held.

•

Tell us whether these settlements represented a troubled debt restructuring pursuant to SFAS 15, specifically, addressing whether you believe the creditors made a concession. Refer to paragraph 7 of SFAS 15 and EITF 02-4.

•	If you conclude that the settlements fall within the scope of SFAS 15, explain how you complied to the guidance in that statement when accounting for the transactions.

McKay is a shareholder of QuantRx. According to QuantRx’ transfer agent’s records, as of December 31, 2004, McKay owned 26,042 common shares of QuantRx (less than 1% of outstanding common shares). McKay held 6,510 warrants for common stock as of December 31, 2004.

Schroeder is a shareholder of QuantRx. According to QuantRx’ transfer agent’s records, Schroeder directly owned no common shares as of December 31, 2004, but beneficially owned 40,000 common shares as of that date (less than 1% of QuantRx’ outstanding common shares). As of December 31, 2004, Schroeder held 175,000 warrants for common stock directly.

SFAS 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings,” paragraph 7 states that “a troubled debt restructuring is not involved if...(b) the fair value of cash, other assets or an equity interest transferred by a debtor to a creditor in full settlement of its payable at least equals the debtor’s carrying amount of the payable.” The terms of the negotiated settlement ensured that on the measurement dates (the dates at which each party committed to perform) the fair market value of the common shares to be issued equaled the face value of the loans; as such, QuantRx does not believe the creditors made concessions.

Based on the foregoing, we do not believe that the settlements of loans, which were settled at the full face values, represent troubled debt restructurings pursuant to SFAS 15.

2.	Otherwise, please explain how you complied with the guidance in paragraph 16 of SFAS 140 and APB 26 in accounting for the transactions or cite the authoritative guidance you followed.

•	Tell us how you determined the reacquisition price of the debt. Refer to paragraph 4 of FTB 80-2.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 3, 2007

•	Explain why, when valuing the equity interest granted to settle the debt, it would be reasonable to do so on a date other than the date on which the settlement agreement was finalized.

•	Explain how you would have met the requirements of paragraph 16 of SFAS 140 prior to that date.

APB 26, “Early Extinguishment of Debt,” paragraph 3(c), states that the “reacquisition price of debt is the amount paid on extinguishment, including a call premium and miscellaneous costs of reacquisition.” QuantRx determined the reacquisition price to be the fair market value of the common stock to be issued in settlement of the loans as of the date the negotiations were finalized, which equaled the face value of the debts.

Paragraph 20 of APB 26 states that the “difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.” The carrying amounts of the loans were $400,000, $15,000 and $4,000, which equaled the fair market value of the common stock on the date the oral agreements were finalized; therefore, there was no loss or gain on extinguishment.

Since SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” and APB 26 did not address QuantRx’ situation whereby there was an oral agreement which was considered fully and finally negotiated, the Company reviewed similar literature which did speak to measurement dates and performance commitments. Management believes this guidance best reflects the circumstances of these settlement negotiations.

EITF 96-18 indicates that the measurement date is the earlier of “the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”)” or “the date at which the counterparty’s performance is complete.” QuantRx concluded that the measurement date for each settlement was the date at which each party committed to perform, i.e., the date on which the respective parties reached an oral agreement, or had a “meeting of the minds,” on all of the material terms and conditions of the respective settlements.

Based on this, QuantRx determined that the $15,000 and $400,000 debt holders had performance commitments in the early part of May 2005, which was shortly prior to the closing of the equity financing on May 27, 2005, which had already commenced. QuantRx also determined that the $4,000 debt holder had a performance commitment in the early part of November 2002, when an agreement to allow conversion of the debt to equity at $0.05 per share was made. EITF 96-18 states that a performance commitment exists when performance by the counterparty to earn the equity instruments is probable because of “sufficient disincentives for nonperformance.” In this case, performance by

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 3, 2007

the counterparties did not involve goods or services, but rather acceptance of common stock for satisfaction of debt. A sufficient disincentive to nonperformance existed: the parties would not achieve satisfaction of the respective debts and thus not receive the benefit of the terms of the fully negotiated settlements and would be required to resort to litigation or subsequent settlement negotiations to achieve full resolution of the underlying matters. QuantRx determined that in light of its history and the long-standing relationship among QuantRx and these debt holders, a sufficiently large disincentive existed to the counterparties that would prevent nonperformance of the negotiated equity settlements. As such, QuantRx has used the performance commitment dates as the measurement dates.

SFAS 123(R), “Share-Based Payment,” requires the use of fair value of the shares, or fair value of goods or services if more reliably measured. In this case there were no goods or services, but satisfaction of debt. Given the inactivity of QuantRx in prior years, and lack of trading of its stock in early 2005, the $15,000 and $400,000 debt holders and QuantRx’ management agreed that the most appropriate determination of the fair value of QuantRx’ stock was the effective rate of the May 2005 equity financing ($0.44). This equity financing occurred during the same period of the final negotiation of the $15,000 and $400,000 loans.

QuantRx derecognized the loan liabilities at the time the common stock was issued in accordance with SFAS 140. Paragraph 16 states that “A liability has been extinguished if either of the following conditions has been met: a. the debtor pays the creditor and is relieved of its obligation for the liability...”

In conclusion, management determined that the appropriate measurement date was the date oral negotiations were finalized. The full intent of the parties involved was to issue/receive the number of common shares with a fair market value equal to the face value of the debts as of the date of the finalized negotiations. However, the common stock was not issued until later due to administrative issues, and the liabilities were not “derecognized” until that time. While it is unusual for such a delay, due to circumstances in existence at the time, there was a substantial delay between the time negotiations were finalized and the time of formal execution and issuance of shares. QuantRx does, however, believe that the transaction was recorded accurately and the accounting did reflect the intent and substance of the negotiated settlements, and had there not been an administrative delay, we believe the accounting would not be called into question.

*****

_________________________

  During this period, QuantRx’ common stock was only sporadically traded on the pink sheets; in March and April 2005, there were no trades on 70% of the trading days.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

January 3, 2007

Should any member of the Staff have any questions or comments concerning this letter, or desire any further information or clarification in respect of the responses contained in this letter, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Very Truly Yours,

/s/ Michael D. Helsel

Michael D. Helsel

Enclosures

cc:	Walter Witoshkin, President and Chief Executive Officer

QuantRx Biomedical Corporation

Sasha Afanassiev, Chief Financial Officer

QuantRx Biomedical Corporation